# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bruker Corp, CIK 0001109354
CUSIP: 116794108
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 40 MANNING RD, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000940594

## Reporting persons
- ORBIS INVESTMENT MANAGEMENT LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 13,393,909; shared voting power 0; sole dispositive power 13,393,909; shared dispositive power 0; aggregate amount beneficially owned 13,393,909 (8.8% of the class)
- Allan Gray Australia Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 13,452; shared voting power 0; sole dispositive power 13,452; shared dispositive power 0; aggregate amount beneficially owned 13,452 (0% of the class)
- Orbis Investment Management (U.S.) L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 738,111; shared voting power 0; sole dispositive power 738,111; shared dispositive power 0; aggregate amount beneficially owned 738,111 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Bruker Corp
Address of issuer's principal executive offices:
40 MANNING RD, BILLERICA, MASSACHUSETTS
01821

## Item 2. Person Filing
Name of person filing:
ORBIS INVESTMENT MANAGEMENT LTD

Allan Gray Australia Pty Ltd

Orbis Investment Management (U.S.) L.P.
Address of principal business office or, if none, residence:
ORBIS INVESTMENT MANAGEMENT LTD: Orbis House, 25 Front Street, Hamilton, Bermuda HM11

Allan Gray Australia Pty Ltd: Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia

Orbis Investment Management (U.S.) L.P.: One Letterman Drive, Building C, Suite CM-100, The Presidio of San Francisco, San Francisco, CA 94129-1492, USA
Citizenship:
ORBIS INVESTMENT MANAGEMENT LTD - BERMUDA

Allan Gray Australia Pty Ltd - AUSTRALIA

Orbis Investment Management (U.S.) L.P. - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA (ORBIS INVESTMENT MANAGEMENT LTD and Allan Gray Australia Pty Ltd)

## Item 4. Ownership
Amount beneficially owned: 14,145,472
Percent of class: 9.3
Sole power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 13,393,909

Allan Gray Australia Pty Ltd - 13,452

Orbis Investment Management (U.S.) L.P. - 738,111
Shared power to vote or to direct the vote:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0

Orbis Investment Management (U.S.) L.P. - 0
Sole power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 13,393,909

Allan Gray Australia Pty Ltd - 13,452

Orbis Investment Management (U.S.) L.P. - 738,111
Shared power to dispose or to direct the disposition:
ORBIS INVESTMENT MANAGEMENT LTD - 0

Allan Gray Australia Pty Ltd - 0

Orbis Investment Management (U.S.) L.P. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Ltd.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Allan Gray Australia Pty Ltd.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management (U.S.), L.P..

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Information with respect to each of Orbis Investment Management Ltd, Allan Gray Australia Pty Ltd, and Orbis Investment Management (U.S.), L.P. (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd are classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Orbis Investment Management (U.S.), L.P. is classified as an Investment Adviser (IA). Notwithstanding that the Reporting Persons are making this filing together, none of the Reporting Persons represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
POWER OF ATTORNEY

THIS DEED OF POWER OF ATTORNEY is made on this the 6 day of June 2019.

The undersigned, Orbis Investment Management Limited, a limited company duly organized under the laws of Bermuda with its registered office at Orbis House, 25 Front Street, Hamilton, HMI 1, Bermuda the "Company"), does hereby make, constitute and appoint each of Ali Ziai, David Gasperow, Elizabeth Lee, Eugene Tan, Hugh Gillespie, Ian Noetzel, James Dorr, Katharine Summerley, Matthew Gaarder, Michael Fox, Samantha Scott, and Tim Freeman acting severally, as its true and lawful attorneys-in-fact, for the purpose of from time to time executing in its name and on its behalf, whether the Company individually or as representative of others, any and all certificates, documents, filings, forms, instruments, schedules, statements, and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership and/or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13F, and 13H and Schedules 13D and 13G and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates or subsidiaries.

This power of attorney and any dispute or claim arising out of or in connection with it, its subject matter or its formation shall be governed by and construed in accordance with the law of Bermuda.

IN WITNESS WHEREOF this power of attorney has been duly executed and delivered for and on behalf of the Company as a deed and takes effect on the date stated at the beginning of it.

EXECUTED and DELIVERED as a DEED
For and on behalf of ORBIS INVESTMENT MANAGEMENT LIMITED
By: /s/ Matthew Furr
Name: Matthew Furr
Title: Director

in the presence of:
By: /s/ Daniel Samilski
Witness signature
Name: Daniel Samilski
Address: Orbis House, 25 Front St, Hamilton HM 11, Bermuda
Occupation: Compliance Manager

POWER OF ATTORNEY

This DEED OF POWER OF ATTORNEY is made on this the 6th day of June 2019.

The undersigned, Allan Gray Australia Pty Limited, a proprietary company duly organized under the laws of Australia with its registered office at Level 2, Challis House, 4-10 Martin Place, Sydney NSW2000, Australia (the "Company"), does hereby make, constitute and appoint each of Ali Ziai, David Gasperow, Elizabeth Lee, Eugene Tan, Hugh Gillespie, Ian Noetzel, James Dorr, Katharine Summerley, Matthew Gaarder, Michael Fox, Samantha Scott, and Tim Freeman acting severally, as its true and lawful attorneys-in-fact, for the purpose of from time to time executing in its name and on its behalf, whether the Company individually or as representative of others, any and all certificates, documents, filings, fo1ms, instruments, schedules, statements, and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership and/or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Fo1ms 3, 4, 5, 13F, and 13H and Schedules 13D and 13G and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company, an affiliate or subsidiary of the Company, or an affiliate or subsidiary of Orbis Allan Gray Limited.

This power of attorney and any dispute or claim arising out of or in connection with it, its subject matter or its formation shall be governed by and construed in accordance with the law of Australia.

IN WITNESS WHEREOF this power of attorney has been duly executed and delivered for and on behalf of the Company as a deed and takes effect on the date stated at the beginning of it.

EXECUTED and DELIVERED as a DEED
For and on behalf of ALLAN GRAY AUSTRALIA PTY LIMITED
By: /s/ Hugh Gillespie
Name: Hugh Gillespie
Title: Director

in the presence of:
By: /s/ Erika Mattatall
Witness signature
Name: Erika Mattatall
Address: Orbis House, 25 Front St, Hamilton HM 11, Bermuda
Occupation: Administrative Assistant

## Signatures
- ORBIS INVESTMENT MANAGEMENT LTD: Matthew Gaarder, Attorney-in-Fact (11/14/2025)
- Allan Gray Australia Pty Ltd: Matthew Gaarder, Attorney-in-Fact (11/14/2025)
- Orbis Investment Management (U.S.) L.P.: Matthew Gaarder, Secretary (11/14/2025)